

October 23, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re:** **Starboard Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 15, 2013**
> **File No. 333-191139**

Dear Mr. Pawelek:

We have reviewed your amended registration statement and letter, dated October 14, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Consolidated and Unaudited Financial Data, page 13

1. We note you revised the headings of your financial statements and notes in response to our prior comment ten. Please make similar revisions to the headings of the summary selected financial data and selected financial data on page 65.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

Comparison of the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2013 to the six months ended June 30, 2012, page 82

Supplemental Financial Data, page 64

2.   We note your response to prior comment three indicates you removed references to predecessor entity in your most recent amendment. However, we note on page 28, a risk factor includes a reference to ImPetro Resources LLC as a predecessor entity. Please revise your document as necessary to remove references of Impetro being a predecessor entity or explain in further specificity why this designation is correct.

Exhibit 5.1

3.   We note the reference in the opinion to "assumptions that are customary in opinion letters of this kind." Please obtain and file a revised opinion that clarifies the assumptions included in the opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) at Section II.B.3(a) regarding assumptions in legality opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director